                        Exhibit 24

     CONFIRMING STATEMENT

                 This Statement confirms that the undersigned, Jill E. Schatz, has authorized and designated Douglas S. Schatz to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Advanced Energy Industries, Inc. The authority of Douglas S. Schatz under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of Advanced Energy Industries, Inc., unless earlier revoked in writing. The undersigned acknowledges that Douglas S. Schatz is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: May 31, 2005

/s/ Jill E. Schatz

    Jill E. Schatz